SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D


           Under the Securities Exchange Act of 1934 (Amendment No.1)*



                                  Shanecy, Inc.
                                ----------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   81943C103
                                 --------------
                                 (CUSIP Number)

       Derek M. Galanis, 6353 El Camino Real, Suite J, Carlsbad, CA 92009
                                 (760) 804-6970
       ------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 11, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: if a paper filing is being made, six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing any information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 81943C103                                        Page  2  of   3 Pages
-------------------                                        ---------------------
                                 SCHEDULE 13D

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1     Names of Reporting Persons.
      Derek M. Galanis
      I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)(a) |_|
                                                                         (b) |_|
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3     SEC Use Only


--------------------------------------------------------------------------------
      Source of Funds*


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5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e) |_|
   -----------------------------------------------------------------------------
6     Citizenship or Place of Organization

    ----------------------------------------------------------------------------
                           7       Sole Voting Power
   Number of                       1,399,000 shares of Common Stock
     Shares              -------------------------------------------------------
  Beneficially             8       Shared Voting Power
   Owned by                        None
      Each               -------------------------------------------------------
   Reporting               9       Sole Dispositive Power
     Person                        1,399,000 shares of Common Stock
      With               -------------------------------------------------------
                           10      Shared Dispositive Power
                                   None
   -----------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person
      1,399,000 shares of Common Stock
    ----------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     |_|
   -----------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)
      7.97%
    ----------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)
      Individual
--------------------------------------------------------------------------------
*See instructions before filling out

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CUSIP No. 81943C103                                        Page  3  of   3 Pages
-------------------                                        ---------------------


Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Galanis owns 1,390,000 shares of the issuer's Common Stock which currently represent 7.97% of the outstanding shares of such Stock..

     (b) Mr. Galanis has the sole power to vote, direct the vote, dispose and direct the disposition of all of the shares of Common Stock that he owns. He does not share with anyone the power to vote, direct the vote, dispose or direct the disposition of any other shares of Common Stock..

     (c) No purchases or sales of the Common Stock have been made by Mr. Galanis within the past 60 days except that he gifted 820,000 shares of Common Stock on or about February 1, 2000 of which an aggregate of 579,000 shares were gifted to trusts for which he is the sole trustee. Mr. Galanis is not a beneficiary of any of these trusts. The filing of this statement shall not be construed as an admission by Mr. Galanis that he is, for the purposes of Section 13 (d), the beneficial owner of the 579,000 shares gifted to the trusts.

     (d) No person other than Mr. Galanis has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,399,000 shares of Common Stock which he owns except that any dividends or sales proceeds relating to the 579,000 shares gifted to the trusts would be received by the trusts.

     (e) Not applicable.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

Dated: February 22, 2000



s/Derek M. Galanis
------------------
Derek M. Galanis